Exhibit 21.1

Subsidiaries of the Registrant

RPT 1109 Commerce Boulevard LLC	Delaware
RPT Anaheim Hills Office Plaza, LLC	Delaware
RPT Heritage Parkway, LLC	Delaware
RPT Terra Nova Plaza, LLC	Delaware
RPT Wallingford Plaza, LLC	Delaware
RREEF Property Operating Partnership, LP	Delaware
RREEF Property OP Holder, LLC	Delaware